Exhibit 4.4

Agreement/Promissory Note

This Agreement/Promissory Note is entered into as of April 28, 2016. The parties to this Agreement are Jillian and Curtis Helmer (Lender) and Genelux Corporation (Borrower).

Lender hereby agrees to loan Borrower two million six hundred sixty thousand nine hundred twenty six dollars ($2,660,926). The funds for this loan have been made available by Lender’s refinancing of personal property, and are therefore subject to costs, fees, prepaid interest, and hold backs, totaling four hundred sixty-five thousand twenty-eight dollars ($465,028), making the actual net payment that will be wired to Genelux no later than May 1, 2016, two million one hundred ninety-five thousand eight hundred ninety-eight dollars ($2,195,898).

This loan is subject to the following terms and conditions:

1.	The loan will constitute senior debt of the borrower;

2.

Lender shall receive a warrant certificate for the purchase of 532,185 shares of Genelux common stock at three dollars ($3) per share, with an expiration date of May 1, 2026, in the form attached hereto as Exhibit “A”;

3.	This Note will bear interest at the rate of 11.513% per year on any unpaid principal balance. The first six months of interest is prepaid and nonrefundable;

4.	The entire Note, including accrued unpaid interest will be due and payable on May 1, 2018;

5.

On May 1, 2017, interest only shall be paid to Lender in the amount of twenty-five thousand five hundred thirty dollars ($25,530), with the same amount due on the first of each month thereafter until the Note is paid;

6.

Late payment (more than seven days past due) of any amounts due under this Agreement shall be 10% of the past due amount or fifty dollars ($50), whichever is greater. In the event of default on the loan, the interest rate shall increase by 6%;

7.	Except for prepaid interest referenced in paragraph 3, Borrower may prepay this Note in whole or in part, prior to maturity, without penalty;

8.

It is understood that the purpose of this loan is to pay off pressing, high priority obligations owed by Borrower – particularly, approximately one million five hundred thousand dollars ($1,500,000) ordered by the Delaware Chancery Court to be paid to Aladar Szalay for attorney fees and costs pursuant to Borrower’s indemnification policy. Beyond that obligation, funds from the loan may be applied to operating costs or other business related expenses and goals of Borrower, in the sole discretion of Genelux management;

9.

A further material consideration for this Agreement is that key management of Borrower (Genelux Corporation) remain in place throughout the life of the loan. Key management means the present CEO/President of Genelux (Tom Zindrick), the Director of Investor Relations (Melodee Newbold), the Chairman of the Board (James Tyree), and Vice-Chairman of the Board (George Vandeman). Lender reserves the right to call the loan and demand immediate repayment of the entire balance should key management change during the life of the loan, except in the event that the change in key management is due to a merger or acquisition approved by Genelux shareholders;

10.

Lender may, in its sole discretion, at any time during the life of the loan, convert part or all of the principle balance plus accrued unpaid interest into common stock at $2.26 per share. Should lender elect to convert under this paragraph, Lender will be entitled, in addition to the shares purchased, to a warrant for twenty-five percent (25%) of the purchased shares, exercisable at $3.00 per share for up to ten years from the date of purchase, so long as the amount converted is one million dollars or greater (in other words, if Lender converts $2.26 million of the loan into one million shares of common stock, Lender will receive a warrant for an addition 250,000 shares of common stock);

11.	This Agreement/Note shall be governed by the laws of the State of California;

12.	In the event of any dispute or legal action required to enforce the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney fees;

13.

This Agreement/Note represents the entire agreement and understanding of the parties. No other oral or written representations have been made to induce the parties to enter into this Agreement. Any modifications or amendments to this Agreement/Promissory Note must be in writing, subscribed to by the parties.

Dated: April 30, 2016	/s/ Jillian Helmer
Jillian Helmer

Dated: April 30, 2016	/s/ Curtis Helmer
Curtis Helmer

Dated: April 30, 2016	/s/ Thomas D. Zindrick
Thomas Zindrick
CEO/President
Genelux Corporation

Amendment and Extension of Agreement/Promissory Note

It is hereby agreed by and between the parties to the Agreement/Promissory Note (“Agreement” hereinafter) entered into on or about April 28, 2016, that said Agreement be modified as follows:

1.	Term 4. of the Agreement is hereby amended to extend the due/payable date on the entire Note to May 1, 2021.

2.

In addition to other payment terms set forth in the Agreement, $10,000 per month shall accrue, payable to Lender by Borrower on the due date set forth in provision 1. above, or on the date that the Note is paid in full pursuant to term 7. of the Agreement.

3.	The monthly $10,000 accrual set forth in provision 2. above shall not be considered part of the principle and will not bear interest.

4.	Lender may, at any time during the life of the Loan, convert the accrued payable balance set forth in provision 2. herein into common stock at $3.00 per share.

2.	In all other respects the terms of the Note remain unchanged, and will be in full force and effect through May 1, 2021.

Dated: 5/17/18	/s/ Jillian Helmer
Jillian Helmer

Dated: 5/17/18	/s/ Curtis Helmer
Curtis Helmer

Dated: 5/17/18	/s/ Thomas D. Zindrick
Thomas Zindrick
CEO/President
Genelux Corporation

Genelux Corporation
Research and Development San Diego Science Center 3030 Bunker Hill Street, #310, San Diego, California 92109 858 483 0024 (tel) || 858 483 0026 (fax)	Office of Business and Investor Relations 1177 Idaho Street, #202, Redlands, California 92374 909 307 9300 (tel) || 909 307 2251 (fax)

Second Amendment and Extension of Agreement/Promissory Note

It is hereby agreed by and between the parties to the Agreement/Promissory Note entered into as of April 28, 2016 (“Original Note”), and as further amended on May 17, 2018 (collectively, the “Agreement” hereinafter), that said Agreement is modified, effective as of July 29, 2020, as follows:

1.	The due date on the entire note is hereby extended to May 1, 2022

2.

Effective as of July 29, 2020, Section 3 of the Original Note is hereby deleted in its entirety and replaced with the following: “This Note will bear interest at the rate of 10.50% per year on any unpaid principal balance (equating to $23,283/mo as of the date of this Second Amendment and Extension of Agreement/Promissory Note)”.

3.	In all other respects the terms of the Note will remain unchanged, and will be in full force and effect through May 1, 2022.

Dated: 12/8/2020	/s/ Jillian Helmer
Jillian Helmer

Dated: 12/8/2020	/s/ Curtis Helmer
Curtis Helmer

Dated: 12/8/2020	/s/ Thomas D. Zindrick
Thomas D. Zindrick
President and CEO
Genelux Corporation

Genelux Corporation
Research and Development San Diego Science Center 3030 Bunker Hill Street, #310, San Diego, California 92109 858 483 0024 (tel) || 858 483 0026 (fax)	Office of Business and Investor Relations 1177 Idaho Street, #202, Redlands, California 92374 909 307 9300 (tel) || 909 307 2251 (fax)